UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AS SEEN ON TV, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

04338Y100

(CUSIP Number)

Robert J. DeCecco

Infusion Brands International, Inc.

14375 Myerlake Circle

Clearwater, Florida 33760

(727) 230-1031

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 04338Y100                                              13D                                              Page 2 of 8 Pages

1		NAME OF REPORTING PERSON Infusion Brands International, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)		✓

3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
✓

6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 452,960,490
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 452,960,490
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 452,960,490
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.2%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 04338Y100                                              13D                                              Page 3 of 8 Pages

1		NAME OF REPORTING PERSON Robert J. DeCecco
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)		✓

3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
✓

6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 452,960,490
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 452,960,490
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 452,960,490
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.2%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 04338Y100                                              13D                                              Page 4 of 8 Pages

1		NAME OF REPORTING PERSON Shadron L. Stastney
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)		✓

3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
✓

6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 452,960,490
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 452,960,490
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 452,960,490
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.2%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 04338Y100                                              13D                                              Page 5 of 8 Pages

Item 1.

Security and Issuer.

The securities to which this Schedule 13D (the “Schedule”) relates are shares of common stock, par value $0.0001 per share (the “Common Stock”), of As Seen on TV, Inc., a Florida corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 14044 Icot Boulevard, Clearwater, Florida 33760.

Item 2.

Identity and Background.

(a)

The name of the Reporting Persons are Infusion Brands International, Inc. (“INBI”), Robert J. DeCecco, and Shadron L. Stastney.

(b)

The address of INBI’s principal executive office and the business address of each of Messrs. DeCecco and Stastney is 14375 Myerlake Circle, Clearwater, Florida 33760.

(c)

The present principal business of INBI is to hold an equity investment in the Issuer. Mr. DeCecco is a director and chief executive officer of INBI and of the Issuer. Mr. Stastney is a director of INBI, a director and employee of the Issuer, and a member of Vicis Capital, LLC, an investment advisor.

(d)

None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)

Neither INBI nor Mr. DeCecco has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. On September 18, 2013, without admitting or denying the findings of the Securities and Exchange Commission (the “SEC”), Mr. Stastney (as a member of Vicis Capital, LLC, which acts as investment advisor to Vicis Capital Master Fund (the “Fund”)) consented to the entry of an administrative order (the “Order”) by the SEC instituting administrative and cease-and-desist proceedings pursuant to Sections 203(f) and 203(k) of the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and Section 9(b) of the Investment Company Act of 1940, as amended. The order, entitled In the Matter of Shadron L. Stastney, resolved issues relating to a failure to disclose a material conflict of interest to the trustee of the Fund, and the engagement in an undisclosed principal transaction with the Fund. In conjunction with the Order, Mr. Stastney agreed to cease and desist from committing or causing any violations and any future violations of Sections 206(2) and 206(3) of the Advisers Act, to be barred from association with any investment adviser, broker, dealer, municipal securities dealer, or transfer agent and prohibited from serving or acting as an employee, officer, director, member of an advisory board, investment adviser or depositor of, or principal underwriter for, a registered investment company or affiliated person of such investment adviser, depositor, or principal underwriter, with the right to apply for reentry after eighteen months (except that he may continue to remain associated with Vicis Capital, LLC as a managing member solely for the purpose of engaging in activities and taking actions that are reasonably necessary to wind down the Fund, subject to the oversight of an independent monitor paid for by Mr. Stastney), and pay disgorgement of $2,033,710.46, prejudgment interest of $501,385.06, and a civil monetary penalty of $375,000.

(f)

INBI is a corporation organized under the laws of the state of Nevada. Each of Messrs. DeCecco and Stastney is a citizen of the United States of America.

CUSIP No. 04338Y100                                              13D                                              Page 6 of 8 Pages

Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each member of the Board of Directors and each executive officer of INBI (the “Insiders”):

The Insiders of INBI:

Name	Occupation
G. Allen Clary	President of the Issuer and Secretary of INBI
Robert J. DeCecco	Chief Executive Officer and Chairman of the Board of Directors of each of INBI and the Issuer
Mary Mather	Chief Financial Officer of INBI; Secretary and Treasurer of the Issuer
Shadron L Stastney	Director of INBI; Director and employee of the Issuer; Member of Vicis Capital, LLC

The business address of each of the Insiders is 14375 Myerlake Circle, Clearwater, Florida 33760. To INBI’s knowledge each of the Insiders is a United States citizen, and none of the Insiders has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Except as set forth in Item 2(e) above, to INBI’s knowledge, no other Insider has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source or Amount of Funds or Other Consideration.

The information in Item 4 below is incorporated by reference into this Item 3.

Item 4.

Purpose of the Transaction.

On April 2, 2014, INBI entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer, Infusion Brands, Inc. (“Infusion”), a Nevada corporation and a wholly owned subsidiary of INBI, and ASTV Merger Sub, Inc., a Nevada corporation and a wholly owned subsidiary of the Issuer (“Merger Sub”). All of the closing conditions included in the Merger Agreement were satisfied on April 2, 2014, and the Merger (as defined below) closed on April 2, 2014. Also on April 2, 2014, in accordance with the Merger Agreement and upon the filing of Articles of Merger pursuant to the requirements of the Nevada Revised Statutes (the “Effective Time”), Merger Sub merged with and into Infusion, with Infusion continuing as the surviving corporation and becoming a direct wholly owned subsidiary of the Issuer (the “Merger”).

Pursuant to the terms of the Merger Agreement, a copy of which is filed as Exhibit A to this Filing and is incorporated herein by reference, at the Effective Time, the Issuer issued to INBI 452,960,490 shares of its Common Stock in exchange for all of the outstanding shares of Infusion common stock in consideration of the Merger (the “Merger Consideration”). As a result, INBI became the majority shareholder of the Issuer, owning approximately 85.2 percent of the Issuer’s outstanding Common Stock as of the date of the Merger and approximately 75.0 percent of the Issuer’s outstanding Common Stock on a fully diluted basis.

Pursuant to the Merger Agreement, INBI acquired the right to appoint five of the seven members of the Issuer’s Board of Directors. On April 2, 2014, INBI appointed Dennis Healey, Ms. Mather, and Messrs. DeCecco, Stastney, and Clary to the Issuer’s Board in exercise of that right. On April 10, 2014, the Board of the Issuer appointed Mr. DeCecco as Chairman and Chief Executive Officer of the Issuer, Mr. Clary as President of the Issuer, and Ms. Mather as Secretary and Treasurer of the Issuer.

Each Reporting Person and their representatives expect that each of Messrs. DeCecco and Stastney and the other Insiders, in their respective roles with the Issuer, will work with the Issuer’s Board and senior management to explore implementing a variety of measures on behalf of the Issuer that seek to grow the Issuer, which may include opportunistic merger and acquisition and joint venture activity and consideration of other material changes in the Issuer's business or corporate structure. The Reporting Persons expect that such growth will maximize value for all shareholders.

CUSIP No. 04338Y100                                              13D                                              Page 7 of 8 Pages

The Reporting Persons entered into the foregoing transactions in connection with the Merger. As permitted by law, any of the Reporting Persons, at any time, and from time to time, may acquire additional shares of Common Stock or INBI may dispose of any or all of its shares of Common Stock, depending upon an ongoing evaluation of the investment in the shares of Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person or other investment considerations. None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act, but will continue to review this position based upon further developments. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. Furthermore, each Reporting Person anticipates that any measure implemented by the Issuer relating to any such clause, to the extent such measure may be attributable to Mr. DeCecco, Mr. Stastney, or any of the other Insiders, will be so attributable to him or her in his role with the Issuer rather than in his role with the Reporting Person.

Item 5.

Interest in Securities of the Issuer.

(a)

INBI is the direct beneficial owner of 452,960,490 shares of Common Stock of the Issuer, representing approximately 85.2 percent of the Issuer’s Common Stock outstanding (based upon information reported in the Form 8-K filed by the Issuer on April 8, 2014). Each of Messrs. DeCecco and Stastney, as the directors of INBI, may be deemed to beneficially own such 452,960,490 shares of Common Stock of the Issuer owned by INBI, but disclaims beneficial ownership of any such shares.

(b)

See Item 5(a) above.

(c)

Except as disclosed in Items 3 and 4 of this Schedule, the Reporting Person has not effected any transaction in the Common Stock in the past 60 days.

(d)

Not applicable.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the terms of the Merger Agreement, INBI may require the Issuer to file a registration statement registering the resale of the shares of the Issuer’s Common Stock issued to INBI pursuant to the Merger. The Issuer has also agreed, at its cost and subject to certain limitations, to maintain the same level of director indemnification and insurance coverage as those in place for Infusion and INBI immediately prior to the Merger.

Except as disclosed herein, the Reporting Person is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.

Material to be filed as Exhibits.

Exhibit No.	Description
Exhibit A

Agreement and Plan of Merger, dated April 2, 2014, by and among As Seen On TV, Inc., ASTV Merger Sub, Inc., Infusion Brands International, Inc. and Infusion Brands, Inc. (incorporated herein by reference to Exhibit 2.1 to Form 8-K filed by As Seen on TV, Inc. on April 8, 2014)

Exhibit B	Joint Filing Agreement

CUSIP No. 04338Y100                                              13D                                              Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 2014

INFUSION BRANDS INTERNATIONAL, INC.

By:	/s/ Robert DeCecco
Name:	Robert DeCecco
Title:	Chief Executive Officer

ROBERT J. DECECCO

By:	/s/ Robert DeCecco
Name:	Robert DeCecco

SHADRON L. STASTNEY

By:	/s/ Shadron L. Stastney
Name:	Shadron :L. Stastney